

Mail Stop 7010

August 21, 2008

**via U.S. mail and facsimile**

Robert K. Moskovitz, Chief Financial Officer
Lease Equity Appreciation Fund II, L.P.
110 South Poplar Street, Suite 101
Wilmington, Delaware  19801

> **Re:** **Lease Equity Appreciation Fund II, L.P.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No.  333-116595**

Dear Mr. Moskovitz:

We have reviewed your response letter dated August 20, 2008 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A.  Controls and Procedures, page 35

1.  We note that in the draft disclosure you intend to include in an amendment to your December 31, 2007 Form 10-K your management has again concluded that disclosure controls and procedures are effective as of December 31, 2007.  Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you

could conclude that disclosure controls and procedures were effective. In particular, please explain how your conclusion considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). Please also revise your draft disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any other factors that support your conclusion. Otherwise, please further revise your draft disclosures to be included in the amended Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures are not effective as of the end of December 31, 2007 along with an explanation as to why you concluded your disclosure controls and procedures are ineffective,. Please note that an ineffective determination as of December 31, 2007 would presumably extend to your March 31, 2008 and June 30, 2008 Forms 10-Q, as the omitted disclosure was not identified and/or addressed until after June 30, 2008, and the Forms should be amended to reflect the revised conclusion, as appropriate.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures, page 21 / 23

2.  We note your disclosure in your March 31, 2008 Form 10-Q: "In light of the adjustments discussed in Note 12, we have made improvements to our internal controls related to the review of our allowances for credit losses and non-routine transactions. In addition, we performed additional post closing procedures and analyses in order to prepare the Consolidated Financial Statements included in this report." We further note that you included similar disclosure in your June 30, 2008 Form 10-Q. In addition, we note your statement that there were no significant changes in your internal control over financial reporting for the March 31, 2008 quarter. However, in the June 30, 2008 Form 10-Q you referred to the quoted disclosure above as a change in your internal control over financial reporting. If you determine that you need to amend your March 31, 2008 Form 10-Q in response to comment 1, please revise this disclosure to comply with Item 308T(b) of Regulation S-K. Also, if you determine that you need to amend your June 30, 2008 Form 10-Q in response to comment 1, please revise this disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

\* \* \* \*

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief